UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM C-AR
UNDER THE SECURITIES ACT OF 1933

a. **Name of issuer**: Affordable Community Energy Services Company

Legal status of issuer:
   Form: C Corporation
   Jurisdiction: Illinois
   Date of organization: June 25, 2016

Physical address: 180 N. Michigan Avenue, Suite 2409, Chicago, IL 60601

Website of issuer: www.affordablecommunityenergyservices.com

b. **Directors and Officers**

President and Chief Executive Officer, Jeffrey Greenberger

Vice President and Secretary, Madelyn Greenberger

Treasurer, Daniel Greenberger

c. **Beneficial Owners of 20 Percent or More**

Jeffrey Greenberger, 46.55% ownership of Class A Common Stock
Madelyn Greenberger, 48.45% ownership of Class A Common Stock

d. **Business and Business Plan of Issuer**
Issuer provides broad energy efficiency, water conservation and renewable energy retrofit improvements to the owners of affordable (low-income) multifamily housing, with the twin missions of helping to keep affordable housing affordable and to fight climate change. We provide the resources, expertise and 100% of the capital necessary to install these improvements in exchange for a Developers Fee (targeted at 10% of project costs), a substantial share of the actual savings resulting from our efficiency and conservation measures and the value of the electricity we produce from any renewable systems we install on-site.

At the time of the offering, Issuer's biggest challenge was finding a financial partner that would lend on Issuer's first major project, the Mercy California Portfolio Project. Issuer has found such partner in the form of Reinvestment Fund ("RF"). RF and Issuer closed on the Mercy project loan on March 28, 2018 and RF has indicated a desire to fund future projects implemented by Issuer. As a result, the focus of Issuer in the coming year shifts to (a) effectively and efficiently completing the Mercy Project and (b) identifying, qualifying and contracting with other affordable housing owner customers.

   Successful Project Implementation. Our work on the first 12 Mercy California properties has provided excellent insights into the challenges and opportunities that our implementation efforts present. Dan Greenberger has been hired to, among other things, supervise and work with Bright Power to try to insure that the Mercy California project delivers the projected financial returns and satisfies our most important customer, Mercy Housing.

Business Development. Issuer has begun to reach out to other national and regional owners of affordable housing with whom it has an existing relationship. Included among the owners that Issuer has had conversations with are Preservation of Affordable Housing ("POAH"), Volunteers of America, Bridge, Meta Housing, Southside United HDFC and Mercy Housing in other locations. These outreach efforts will increase dramatically in the coming months.

e. **Number of Employees**

Issuer has two employees, Jeffrey and Daniel Greenberger.

f. **Material Risk Factors**

The original Form C Offering Statement listed a large number of Risk Factors based on a comprehensive assessment of both micro and macro dynamics that could affect the results of Issuer's business. The following is an update of the material risks included in the original Form C submission where there were **material** changes (the risk factors not mentioned remain the same or less than originally described).

- **There are significant risks in investing in the Issuer.** This risk as stated in the original Form C, remains the same, although, as outlined below, the major risk of finding project financing has been addressed. Investing in Affordable Community Energy Services Issuer ("Issuer," the "Issuer" or "we") is very risky for many reasons, including but not limited to those described below. You must carefully consider and evaluate all risks. Any one of them could have a material adverse effect on the Issuer, including its business, operations, financial condition, liabilities, liquidity, prospects and ability to continue as an Issuer. Any one of them could result in the sudden and irretrievable loss of your entire investment.

- **We are an early stage Issuer with limited operating history.** Issuer is a startup Issuer providing services to owners of low-income housing units. We were incorporated in the State of Illinois on June 25, 2016. There is no assurance that we will be successful in marketing and providing our services or that we will have the resources and financing to perform them. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly challenging markets, particularly the markets for energy services companies serving low-income housing. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays and other adverse factors.

- **Our only projects at this time are with a single customer.** Pursuant to agreements with affiliates of Mercy Housing, Inc. ("Mercy Housing" or "Mercy"), we have now completed work that we expect to generate some revenue from a six-property pilot project and six additional properties ("Initial Properties"). These twelve properties have begun to generate revenue, but there is no assurance that it will continue to be sufficient to meet projections or to provide funds for the development of other projects, repay the holders of the Convertible Promissory Notes issued prior to this offering in the total principal amount of $174,500, to pay indebtedness of $128,000 owed to Jeffrey Greenberger, a principal of the Issuer, or to pay dividends to the holders of shares of our common stock. There is also no assurance that the actual performance of the improvements at these twelve properties will meet our projections.

- **The Issuer may not be able to expand its relationship with Mercy Housing into additional projects.** This risk has been substantially eliminated. The Issuer is in the process of moving forward to provide energy and water conservation retrofit services for affiliates of Mercy Housing at properties other than those in the Initial Properties and now that Issuer has arranged for a loan to do work for properties of Mercy Housing affiliates.

- **The Issuer may never achieve a significant amount of revenue from projects or otherwise**. The Issuer has very limited operating history. It has now substantially completed work for twelve properties for one customer and has begun measuring savings or collecting revenues and the revenues are consistent with projections (subject to certain operational and contractual corrections that are currently underway). However there continue to be no assurance that we will ever be profitable or generate significant revenue or sufficient to pay principal and interest on the Convertible Promissory Notes issued prior to this offering in the total principal amount of $174,500, to pay advances made by the Issuer's stockholders or to pay dividends to the holders of shares of our common stock. Whether or not the Issuer will ever complete a sufficient number of projects to generate a significant amount of revenue is highly uncertain. The Issuer may never achieve the award of additional projects and may never obtain the additional financing needed to complete them. Even if the Issuer achieves a significant amount of revenue, the Issuer's expenses, including the costs of financing and hiring subcontractors to perform the services required for each project, may leave little or no profit to generate return for investors. Also, at approximately the time of its organization, the Issuer elected to be taxed as an "S-corporation" for federal and state income tax purposes. The Issuer has terminated its "S-Corporation" status and will be required to pay taxes on its taxable income, if any, in the future, which may further reduce funds available for the payment of dividends.

- **The Issuer has not yet been successful in obtaining the third-party loan or other financing that is essential to its ability to complete Mercy Housing or any other projects.** This is the biggest change in Issuer's risk factor. Issuer **has been successful in obtaining project financing** for the remaining properties in the Mercy California Portfolio.

- **Even if loan financing is obtained by Issuer, there may never be any additional Mercy Housing projects.** While we have no written agreement or commitment from Mercy Housing or any of its affiliates for additional projects. However, Mercy Housing is proceeding with Issuer to perform similar retrofits on another 80 +/- properties in its California portfolio. Issuer expects to complete the work at these additional properties, but certain factors may reduce the number of properties somewhat.
  - o Objections from the existing lenders or low-income housing tax credit or other financial partners in the properties of the Mercy Housing affiliates or any other reason Mercy Housing or its affiliates choose may cause us not to be engaged for any additional projects as many projects as expected.
  - o Although Mercy Housing's governing body has in concept approved retention of the Issuer to undertake energy and water savings retrofit projects at a possibly substantial number of Mercy Housing's California affordable housing properties, such approval does not bind Mercy Housing or its affiliates to proceed with any projects.

- o The Issuer has not yet completed analyses of the feasibility of undertaking additional projects for Mercy Housing or its affiliates and, as a result, has not finalized the scope of work for the other properties.
- o Moreover, while Mercy Housing has determined that it is not required to obtain the approval of other lenders or partners in the properties, Mercy intends to notify these parties before any retrofit project is commenced, and one or more of the lenders or partners may object to the project. In light of any such objection or for any other reason, Mercy Holdings may decide not to undertake a project at such properties.
- o There may be additional problems in future projects from Mercy Housing or its affiliates.

The other risks noted in the original Form C Filing remain essentially the same. To review those risks use the following link Final ACE Offering Document.pdf.

m. Ownership and Capital Structure

Ownership
- Jeffrey Greenberger, 46.55% ownership, Class A Common Stock
- Madelyn Greenberger, 48.45% ownership, Class A Common Stock

Classes of securities

Class A Common Stock: 45,000

Voting Rights

The holders of shares of the Issuer's Class A Common Stock, no par value per share ("Class A Common Stock" and, collectively with the Class B Common Stock, no par value ("Class B Common Stock"), the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The Issuer's authorized numbers of shares are 200,000 shares of Class A Common Stock and 200,000 shares of Class B Common

Stock. Unless required by applicable law, no holder of Class B Common Stock shall have any voting right or power in respect of Class B Common Stock, and no holder of Class B Common Stock shall be entitled in respect of Class B Common Stock to notice of any stockholders' meeting; provided, that no amendment of the Issuer's Second Amended and Restated Articles of Incorporation (the "Articles") that adversely affects the rights of holders of Class B Common Stock as set forth in Article 5 of the Articles (other than any amendment that proportionally affects the rights of holders of the Class A Common Stock in the same manner) shall become effective unless it shall have been approved by vote of holders of more than 50% of all outstanding shares of Class B Common Stock, voting as a separate class on the basis of one vote per share of Class B Common Stock held.

Class B Common Stock.

As a result of Crowdfunding Offering 455 shares of Class B Common Stock are now outstanding at this time. As a result of the Crowdfunding Offering the Issuer has the following capital structure:
- Class A Common Stock (voting): 45,000 shares owned directly and indirectly (through their wholly owned company Greenberger Holding LLC) by Jeffrey Greenberger and Madelyn Greenberger, his spouse

- Class B Common Stock (non-voting): 455 shares owned by purchasers in the Crowdfunding Offering
- Convertible Note Holders: Convertible into 4712 shares of Class A Common Stock issuable on conversion of notes (assuming conversion of the notes at their maturity date and including conversion of accumulated unpaid interest at the maturity date of the notes), owned by prior investors

Dividend Rights

The holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Issuer (the "Board") out of funds legally available therefore. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that the Board considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Issuer has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the shares of Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of preferred stock that we may designate in the future. The Issuer's Articles do not authorize the issuance of any shares of preferred stock. However, the Articles may be amended in the future by majority vote of the outstanding shares of Class A Common Stock, after which the Board would be authorized to issue shares of such preferred stock. Holders of Common Stock may thereby become subject to any preferences and privileges specified by the Articles or by the Board for such preferred stock, which may include payment of cumulative dividends or other priority dividend or liquidation distribution rights over the payment or dividends or liquidation distributions in respect of Common Stock, may include superior voting power over Common Stock as to some or all matters and may include other preferential rights and privileges not available to holders of Common Stock.

Class B Common Stock: 455 Shares
Voting Rights

The holders of shares of the Issuer's Class A Common Stock, no par value per share ("Class A Common Stock" and, collectively with the Class B Common Stock, no par value ("Class B Common Stock"), the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Unless required by applicable law, no holder of Class B Common Stock shall have any voting right or power in respect of Class B Common Stock, and no holder of Class B Common Stock shall be entitled in respect of Class B Common Stock to notice of any stockholders' meeting; provided, that no amendment of the Issuer's Second Amended and Restated Articles of Incorporation (the

"Articles") that adversely affects the rights of holders of Class B Common Stock as set forth in Article 5 of the Articles (other than any amendment that proportionally affects the rights of holders of the Class A Common Stock in the same manner) shall become effective unless it shall have been approved by vote of holders of more than 50% of all outstanding shares of Class B Common Stock, voting as a separate class on the basis of one vote per share of Class B Common Stock held.

Convertible Promissory Notes (aggregate principal amount): $174,500

During November 2016 to January 2017, the Issuer issued convertible promissory notes (the "Convertible Promissory Notes") in the aggregate principal amount of $174,500 to investors for the payment in the aggregate of $174,500. The principal amounts of the Convertible Promissory Notes mature and become due and payable on November 2, 2018 (the "Maturity Date"). The investment dates for the holders of the Convertible Promissory Notes range from October 2016 to January 2017. Each Convertible Promissory Note bears interest at the rate of 10% per annum, payable at maturity of the Convertible Promissory Notes. The maturity of the Convertible Promissory Notes may be accelerated if the Issuer fails to make any payment when due under them, defaults in the performance of any covenant promised to the holders or takes, suffers or incurs certain actions or filings in connection with bankruptcy, insolvency or protection of creditors. The principal amount and unpaid accrued interest under each Convertible Promissory Note are convertible at the election of its holder at any time prior to the Maturity Date into shares of Class A Common Stock at a conversion price equal to the quotient of $2,000,000 divided by the aggregate number of shares of Class A and Class B Common Stock of the Issuer outstanding at the time of such election (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, other than the Convertible Promissory Notes).

If the Issuer sells equity securities before the full repayment of the Convertible Promissory Notes in a financing that results in gross proceeds to the Issuer of at least $2,000,000 (excluding the conversion of the Convertible Promissory Notes and any other indebtedness), then the principal balance of each Convertible Promissory Note shall be convertible at the election of the holder into such equity securities at a conversion price equal to the 75% of the share price paid by investors in the offering of such equity securities or (ii) the price equal to the quotient of $2,000,000 divided by the aggregate number of shares of Class A and Class B Common Stock of the Issuer outstanding at the time of such election (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, other than the Convertible Promissory Notes).

If the Issuer is sold (whether through a sale of assets, sale of more than 50% of the Issuer's outstanding voting equity securities, merger or otherwise, other than certain transactions that do not result in a change in control of the Issuer) prior to the conversion or repayment in full of the Convertible Promissory Notes, each holder of Convertible Promissory Notes may elect to receive a cash payment equal to 1.5 times the aggregate amount of principal and interest then outstanding under the holder's Convertible Promissory Notes or the holder's Convertible Promissory Notes will be converted into shares of Class A Common Stock immediately prior to such sale of the Issuer at a conversion price equal to the quotient of $2,000,000 divided by the aggregate number of shares of Class A and Class B Common Stock of the Issuer outstanding immediately prior to such sale (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, other than the Convertible Promissory Notes).

p. **Material Terms of Indebtedness**
    See the description of the **Convertible Promissory Notes** at the end of the information provided in section m. above.

q. **Exempt Offerings Conducted in Last Three Years**
    None.

r. **Section 4(a)(6) Transactions**
    None.

s. **Issuer's Financial Condition**
    During FY 2017 Issuer financial transactions largely involved expenses ($165,408) with marginal offsetting revenues ($14,143). This was expected as we pursued the Mercy California Project and lined up the related project loan. We received limited revenues from the savings generated by the improvements completed at some of the Initial Properties. However, since the end of FY 2017, several events have occurred that affect Issuer's liquidity, capital resources and operating history:
    - **Completion of the Crowdfunding Offering.** The Crowdfunding Offering only raised $22,750 and the costs of the campaign, particularly legal costs, exceeded the proceeds.
    - **Closing of the Reinvestment Fund Loan.** On the other hand, the opening of the Mercy California Portfolio Loan with Reinvestment Fund provided an infusion of capital for Issuer with the promise of up to $600,000 capital in total from the loan.
    - **Operating Results from the Improvements.** Issuer now is receiving revenues from twelve completed properties. Because of the structure of the RF loan and the Utility Savings Agreements with the Mercy Housing affiliates, Issuer has been able to collect savings revenues without incurring the full costs of the loan and other operating costs. As a result, Issuer has built up a small operating reserve.

The overall result is that Issuer estimates that it has enough revenues to sustain its current operating budget at least through Q4 2021 without any new project revenue. Of course, it is management's intention to bring in additional customers that will grow Issuer's net income and create underlying value.

t. **Issuer's Tax Situation**
    - **Total Income:** $14,153.38
    - **Taxable Income**   ($165,408.27)
    - **Total Tax** $0.00

x. **Failure to Comply with Prior Reporting Requirements**
    None.

y. **Other Material Information**
    None.

SIGNATURE

Issuer: Affordable Community Energy Services Company

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

By:

Jeffrey S. Greenberger, President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By:

Jeffrey S. Greenberger, President

Date: April 30, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM C-AR
UNDER THE SECURITIES ACT OF 1933

a. **Name of issuer**: Affordable Community Energy Services Company

Legal status of issuer:
Form: C Corporation
Jurisdiction: Illinois
Date of organization: June 25, 2016

Physical address: 180 N. Michigan Avenue, Suite 2409, Chicago, IL 60601

Website of issuer: www.affordablecommunityenergyservices.com

b. **Directors and Officers**

President and Chief Executive Officer, Jeffrey Greenberger

Vice President and Secretary, Madelyn Greenberger

Treasurer, Daniel Greenberger

c. **Beneficial Owners of 20 Percent or More**

Jeffrey Greenberger, 46.55% ownership of Class A Common Stock
Madelyn Greenberger, 48.45% ownership of Class A Common Stock

d. **Business and Business Plan of Issuer**

Issuer provides broad energy efficiency, water conservation and renewable energy retrofit improvements to the owners of affordable (low-income) multifamily housing, with the twin missions of helping to keep affordable housing affordable and to fight climate change. We provide the resources, expertise and 100% of the capital necessary to install these improvements in exchange for a Developers Fee (targeted at 10% of project costs), a substantial share of the actual savings resulting from our efficiency and conservation measures and the value of the electricity we produce from any renewable systems we install on-site.

At the time of the offering, Issuer's biggest challenge was finding a financial partner that would lend on Issuer's first major project, the Mercy California Portfolio Project. Issuer has found such partner in the form of Reinvestment Fund ("RF"). RF and Issuer closed on the Mercy project loan on March 28, 2018 and RF has indicated a desire to fund future projects implemented by Issuer. As a result, the focus of Issuer in the coming year shifts to (a) effectively and efficiently completing the Mercy Project and (b) identifying, qualifying and contracting with other affordable housing owner customers.

Successful Project Implementation. Our work on the first 12 Mercy California properties has provided excellent insights into the challenges and opportunities that our implementation efforts present. Dan Greenberger has been hired to, among other things, supervise and work with Bright Power to try to insure that the Mercy California project delivers the projected financial returns and satisfies our most important customer, Mercy Housing.

Business Development. Issuer has begun to reach out to other national and regional owners of affordable housing with whom it has an existing relationship. Included among the owners that Issuer has had conversations with are Preservation of Affordable Housing ("POAH"), Volunteers of America, Bridge, Meta Housing, Southside United HDFC and Mercy Housing in other locations. These outreach efforts will increase dramatically in the coming months.

e. **Number of Employees**

Issuer has two employees, Jeffrey and Daniel Greenberger.

f. **Material Risk Factors**

The original Form C Offering Statement listed a large number of Risk Factors based on a comprehensive assessment of both micro and macro dynamics that could affect the results of Issuer's business. The following is an update of the material risks included in the original Form C submission where there were **material** changes (the risk factors not mentioned remain the same or less than originally described).

- **There are significant risks in investing in the Issuer.** This risk as stated in the original Form C, remains the same, although, as outlined below, the major risk of finding project financing has been addressed. Investing in Affordable Community Energy Services Issuer ("Issuer," the "Issuer" or "we") is very risky for many reasons, including but not limited to those described below. You must carefully consider and evaluate all risks. Any one of them could have a material adverse effect on the Issuer, including its business, operations, financial condition, liabilities, liquidity, prospects and ability to continue as an Issuer. Any one of them could result in the sudden and irretrievable loss of your entire investment.

- **We are an early stage Issuer with limited operating history.** Issuer is a startup Issuer providing services to owners of low-income housing units. We were incorporated in the State of Illinois on June 25, 2016. There is no assurance that we will be successful in marketing and providing our services or that we will have the resources and financing to perform them. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly challenging markets, particularly the markets for energy services companies serving low-income housing. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays and other adverse factors.

- **Our only projects at this time are with a single customer.** Pursuant to agreements with affiliates of Mercy Housing, Inc. ("Mercy Housing" or "Mercy"), we have now completed work that we expect to generate some revenue from a six-property pilot project and six additional properties ("Initial Properties"). These twelve properties have begun to generate revenue, but there is no assurance that it will continue to be sufficient to meet projections or to provide funds for the development of other projects, repay the holders of the Convertible Promissory Notes issued prior to this offering in the total principal amount of $174,500, to pay indebtedness of $128,000 owed to Jeffrey Greenberger, a principal of the Issuer, or to pay dividends to the holders of shares of our common stock. There is also no assurance that the actual performance of the improvements at these twelve properties will meet our projections.

- **The Issuer may not be able to expand its relationship with Mercy Housing into additional projects.** This risk has been substantially eliminated. The Issuer is in the process of moving forward to provide energy and water conservation retrofit services for affiliates of Mercy Housing at properties other than those in the Initial Properties and now that Issuer has arranged for a loan to do work for properties of Mercy Housing affiliates.

- **The Issuer may never achieve a significant amount of revenue from projects or otherwise.** The Issuer has very limited operating history. It has now substantially completed work for twelve properties for one customer and has begun measuring savings or collecting revenues and the revenues are consistent with projections (subject to certain operational and contractual corrections that are currently underway). However there continue to be no assurance that we will ever be profitable or generate significant revenue or sufficient to pay principal and interest on the Convertible Promissory Notes issued prior to this offering in the total principal amount of $174,500, to pay advances made by the Issuer's stockholders or to pay dividends to the holders of shares of our common stock. Whether or not the Issuer will ever complete a sufficient number of projects to generate a significant amount of revenue is highly uncertain. The Issuer may never achieve the award of additional projects and may never obtain the additional financing needed to complete them. Even if the Issuer achieves a significant amount of revenue, the Issuer's expenses, including the costs of financing and hiring subcontractors to perform the services required for each project, may leave little or no profit to generate return for investors. Also, at approximately the time of its organization, the Issuer elected to be taxed as an "S-corporation" for federal and state income tax purposes. The Issuer has terminated its "S-Corporation" status and will be required to pay taxes on its taxable income, if any, in the future, which may further reduce funds available for the payment of dividends.

- **The Issuer has not yet been successful in obtaining the third-party loan or other financing that is essential to its ability to complete Mercy Housing or any other projects.** This is the biggest change in Issuer's risk factor. Issuer **has been successful in obtaining project financing** for the remaining properties in the Mercy California Portfolio.

- **Even if loan financing is obtained by Issuer, there may never be any additional Mercy Housing projects.** While we have no written agreement or commitment from Mercy Housing or any of its affiliates for additional projects. However, Mercy Housing is proceeding with Issuer to perform similar retrofits on another 80 +/- properties in its California portfolio. Issuer expects to complete the work at these additional properties, but certain factors may reduce the number of properties somewhat.
  - o Objections from the existing lenders or low-income housing tax credit or other financial partners in the properties of the Mercy Housing affiliates or any other reason Mercy Housing or its affiliates choose may cause us not to be engaged for any additional projects as many projects as expected.
  - o Although Mercy Housing's governing body has in concept approved retention of the Issuer to undertake energy and water savings retrofit projects at a possibly substantial number of Mercy Housing's California affordable housing properties, such approval does not bind Mercy Housing or its affiliates to proceed with any projects.

- o The Issuer has not yet completed analyses of the feasibility of undertaking additional projects for Mercy Housing or its affiliates and, as a result, has not finalized the scope of work for the other properties.
- o Moreover, while Mercy Housing has determined that it is not required to obtain the approval of other lenders or partners in the properties, Mercy intends to notify these parties before any retrofit project is commenced, and one or more of the lenders or partners may object to the project. In light of any such objection or for any other reason, Mercy Holdings may decide not to undertake a project at such properties.
- o There may be additional problems in future projects from Mercy Housing or its affiliates.

The other risks noted in the original Form C Filing remain essentially the same. To review those risks use the following link Final ACE Offering Document.pdf.

m. **Ownership and Capital Structure**
  Ownership
  - Jeffrey Greenberger, 46.55% ownership, Class A Common Stock
  - Madelyn Greenberger, 48.45% ownership, Class A Common Stock

Classes of securities
Class A Common Stock: 45,000
Voting Rights
The holders of shares of the Issuer's Class A Common Stock, no par value per share ("Class A Common Stock" and, collectively with the Class B Common Stock, no par value ("Class B Common Stock"), the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The Issuer's authorized numbers of shares are 200,000 shares of Class A Common Stock and 200,000 shares of Class B Common
Stock. Unless required by applicable law, no holder of Class B Common Stock shall have any voting right or power in respect of Class B Common Stock, and no holder of Class B Common Stock shall be entitled in respect of Class B Common Stock to notice of any stockholders' meeting; provided, that no amendment of the Issuer's Second Amended and Restated Articles of Incorporation (the "Articles") that adversely affects the rights of holders of Class B Common Stock as set forth in Article 5 of the Articles (other than any amendment that proportionally affects the rights of holders of the Class A Common Stock in the same manner) shall become effective unless it shall have been approved by vote of holders of more than 50% of all outstanding shares of Class B Common Stock, voting as a separate class on the basis of one vote per share of Class B Common Stock held.

Class B Common Stock.
As a result of Crowdfunding Offering 455 shares of Class B Common Stock are now outstanding at this time. As a result of the Crowdfunding Offering the Issuer has the following capital structure:
  - Class A Common Stock (voting): 45,000 shares owned directly and indirectly (through their wholly owned company Greenberger Holding LLC) by Jeffrey Greenberger and Madelyn Greenberger, his spouse

- Class B Common Stock (non-voting): 455 shares owned by purchasers in the Crowdfunding Offering
- Convertible Note Holders: Convertible into 4712 shares of Class A Common Stock issuable on conversion of notes (assuming conversion of the notes at their maturity date and including conversion of accumulated unpaid interest at the maturity date of the notes), owned by prior investors

Dividend Rights

The holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Issuer (the "Board") out of funds legally available therefore. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that the Board considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Issuer has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the shares of Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of preferred stock that we may designate in the future. The Issuer's Articles do not authorize the issuance of any shares of preferred stock. However, the Articles may be amended in the future by majority vote of the outstanding shares of Class A Common Stock, after which the Board would be authorized to issue shares of such preferred stock. Holders of Common Stock may thereby become subject to any preferences and privileges specified by the Articles or by the Board for such preferred stock, which may include payment of cumulative dividends or other priority dividend or liquidation distribution rights over the payment or dividends or liquidation distributions in respect of Common Stock, may include superior voting power over Common Stock as to some or all matters and may include other preferential rights and privileges not available to holders of Common Stock.

Class B Common Stock: 455 Shares
Voting Rights

The holders of shares of the Issuer's Class A Common Stock, no par value per share ("Class A Common Stock" and, collectively with the Class B Common Stock, no par value ("Class B Common Stock"), the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Unless required by applicable law, no holder of Class B Common Stock shall have any voting right or power in respect of Class B Common Stock, and no holder of Class B Common Stock shall be entitled in respect of Class B Common Stock to notice of any stockholders' meeting; provided, that no amendment of the Issuer's Second Amended and Restated Articles of Incorporation (the

"Articles") that adversely affects the rights of holders of Class B Common Stock as set forth in Article 5 of the Articles (other than any amendment that proportionally affects the rights of holders of the Class A Common Stock in the same manner) shall become effective unless it shall have been approved by vote of holders of more than 50% of all outstanding shares of Class B Common Stock, voting as a separate class on the basis of one vote per share of Class B Common Stock held.

Convertible Promissory Notes (aggregate principal amount): $174,500

During November 2016 to January 2017, the Issuer issued convertible promissory notes (the "Convertible Promissory Notes") in the aggregate principal amount of $174,500 to investors for the payment in the aggregate of $174,500. The principal amounts of the Convertible Promissory Notes mature and become due and payable on November 2, 2018 (the "Maturity Date"). The investment dates for the holders of the Convertible Promissory Notes range from October 2016 to January 2017. Each Convertible Promissory Note bears interest at the rate of 10% per annum, payable at maturity of the Convertible Promissory Notes. The maturity of the Convertible Promissory Notes may be accelerated if the Issuer fails to make any payment when due under them, defaults in the performance of any covenant promised to the holders or takes, suffers or incurs certain actions or filings in connection with bankruptcy, insolvency or protection of creditors. The principal amount and unpaid accrued interest under each Convertible Promissory Note are convertible at the election of its holder at any time prior to the Maturity Date into shares of Class A Common Stock at a conversion price equal to the quotient of $2,000,000 divided by the aggregate number of shares of Class A and Class B Common Stock of the Issuer outstanding at the time of such election (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, other than the Convertible Promissory Notes).

If the Issuer sells equity securities before the full repayment of the Convertible Promissory Notes in a financing that results in gross proceeds to the Issuer of at least $2,000,000 (excluding the conversion of the Convertible Promissory Notes and any other indebtedness), then the principal balance of each Convertible Promissory Note shall be convertible at the election of the holder into such equity securities at a conversion price equal to the 75% of the share price paid by investors in the offering of such equity securities or (ii) the price equal to the quotient of $2,000,000 divided by the aggregate number of shares of Class A and Class B Common Stock of the Issuer outstanding at the time of such election (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, other than the Convertible Promissory Notes).

If the Issuer is sold (whether through a sale of assets, sale of more than 50%of the Issuer's outstanding voting equity securities, merger or otherwise, other than certain transactions that do not result in a change in control of the Issuer) prior to the conversion or repayment in full of the Convertible Promissory Notes, each holder of Convertible Promissory Notes may elect to receive a cash payment equal to 1.5 times the aggregate amount of principal and interest then outstanding under the holder's Convertible Promissory Notes or the holder's Convertible Promissory Notes will be converted into shares of Class A Common Stock immediately prior to such sale of the Issuer at a conversion price equal to the quotient of $2,000,000 divided by the aggregate number of shares of Class A and Class B Common Stock of the Issuer outstanding immediately prior to such sale (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, other than the Convertible Promissory Notes).

p. **Material Terms of Indebtedness**
See the description of the **Convertible Promissory Notes** at the end of the information provided in section m. above.

q. **Exempt Offerings Conducted in Last Three Years**
None.

r. **Section 4(a)(6) Transactions**
None.

s. **Issuer's Financial Condition**
During FY 2017 Issuer financial transactions largely involved expenses ($165,408) with marginal offsetting revenues ($14,143). This was expected as we pursued the Mercy California Project and lined up the related project loan. We received limited revenues from the savings generated by the improvements completed at some of the Initial Properties. However, since the end of FY 2017, several events have occurred that affect Issuer's liquidity, capital resources and operating history:

- **Completion of the Crowdfunding Offering.** The Crowdfunding Offering only raised $22,750 and the costs of the campaign, particularly legal costs, exceeded the proceeds.
- **Closing of the Reinvestment Fund Loan.** On the other hand, the opening of the Mercy California Portfolio Loan with Reinvestment Fund provided an infusion of capital for Issuer with the promise of up to $600,000 capital in total from the loan.
- **Operating Results from the Improvements.** Issuer now is receiving revenues from twelve completed properties. Because of the structure of the RF loan and the Utility Savings Agreements with the Mercy Housing affiliates, Issuer has been able to collect savings revenues without incurring the full costs of the loan and other operating costs. As a result, Issuer has built up a small operating reserve.

The overall result is that Issuer estimates that it has enough revenues to sustain its current operating budget at least through Q4 2021 without any new project revenue. Of course, it is management's intention to bring in additional customers that will grow Issuer's net income and create underlying value.

t. **Issuer's Tax Situation**
- **Total Income:** $14,153.38
- **Taxable Income**   ($165,408.27)
- **Total Tax** $0.00

x. **Failure to Comply with Prior Reporting Requirements**
None.

y. **Other Material Information**
None.

SIGNATURE

Issuer: Affordable Community Energy Services Company

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

By: _____
Jeffrey S. Greenberger, President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: _____
Jeffrey S. Greenberger, President

Date: April 30, 2018